From: Walter Draney <walter_draney@chapman.com>
Subject: Fwd: RIverNorth/DoubleLine Strategic Opportunity Fund, Inc. (File Nos. 333-212400; 811-23166)
Date: September 27, 2016 at 10:41:27 AM CDT
To: "Minore, Dominic" <MinoreD@SEC.GOV>
Cc: Esmond Kim <roykim@chapman.com>

Dominic - pursuant to our conversation, the Fund will disclose any additional underwriter compensation in the form of structuring fees, sales incentive fees, or any other type of fees, if any, in the "Underwriters-Additional Underwriter Compensation” section of the final prospectus to be filed under Rule 497.

Please contact me with any questions or concerns that you may have.

Regards,
Walter L. Draney | Partner Chapman and Cutler LLP 111 West Monroe Street |
Chicago, IL 60603 Direct: 312.845.3273 Fax: 312.516.3273
walter_draney@chapman.com

Begin forwarded message:
From: Walter Draney <walter_draney@chapman.com>
Subject: RIverNorth/DoubleLine Strategic Opportunity Fund, Inc. (File Nos. 333-212400; 811-23166)
Date: September 26, 2016 at 8:20:50 PM CDT
To: "Minore, Dominic" <MinoreD@SEC.GOV>, ellingtonk@sec.gov, sandovalj@sec.gov
Cc: Roy Kim <roykim@chapman.com>

Gentlemen:

In connection with the pre-effective amendment to the registration statement No. 5 filed on Form N-2 for the above-captioned registrant, enclosed please find as filed versions of the prospectus and statement of additional information, each marked to show changes made to the documents filed in pre-effective amendment No. 4.

As you are aware, the Fund has filed an acceleration request for the registration statement to made effective Tuesday, September 26, 2016 at 12PM ET.

We greatly appreciate the Staff’s efforts in reviewing this registration statement.

Please contact me directly should you have any questions or concerns.

Kindest Regards,
Walter L. Draney | Partner Chapman and Cutler LLP 111 West Monroe Street |
Chicago, IL 60603 Direct: 312.845.3273 Fax: 312.516.3273
walter_draney@chapman.com